Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Microsite FAQs

1.              What is the strategic rationale for this proposal?

With data consumption growth forecasted to outstrip the current mobile providers’ capacity, we decided to pursue this transformative merger to stay ahead of current consumer, technology and competitive trends. Together, DISH/Sprint will hold a game-changing position that provides a real alternative to the entrenched telecom and cable incumbents.

•                  This combination will create an industry-leading spectrum portfolio and the only company that can offer customers a fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services. This unique, combined company will have a leadership position in video, data and voice and the necessary broadband spectrum to provide customers with rich content everywhere, all the time.

•                  Our proposal clearly presents Sprint shareholders with a superior alternative to the pending SoftBank proposal.  Sprint shareholders will benefit from a higher price with more cash while also creating the opportunity to participate more meaningfully in a combined DISH/Sprint with a significantly-enhanced strategic position and substantial synergies that are not attainable through the pending SoftBank proposal.

•                  We are very proud of our proven track record of being responsible stewards of capital and delivering substantial value to shareholders, and there is no better time than now and no better company than ours to deliver on this vision with Sprint. We are confident our proposal presents multifold growth opportunities for both companies and we are ready, willing and excited to lead the way forward.

2.              How is your proposal superior to SoftBank’s proposal?

We are offering superior shareholder value by providing an ownership interest in a combined company that is better positioned for the future with more spectrum, products, subscribers, financial scale and new opportunities.  Our proposal for a merger with Sprint includes a total consideration of $25.5 billion, consisting of $17.3 billion in cash and $8.2 billion in stock, which we are confident represents superior value to Sprint shareholders, compared to the pending SoftBank proposal.  The details of our proposed transaction include the following:

•                  Sprint shareholders would receive $7.00 per share, based upon DISH’s closing price on Friday, April 12, 2013.

•                  This consists of $4.76 per share in cash and 0.05953 DISH shares per Sprint share. The cash portion of our proposal represents an 18% premium over the $4.03 per share implied by the SoftBank proposal, and the equity portion represents approximately 32% ownership in the combined DISH/Sprint versus SoftBank’s proposal of a 30% interest in Sprint alone. Together this represents a 13% premium to the value of the existing SoftBank proposal.

•                  The proposed combination will result in synergies and growth opportunities estimated at $37 billion in net present value, including an estimated $11 billion in cost savings.

•                  DISH holds licenses to 45 MHz of spectrum.

•                  Upon completion of the transaction, the combined company will have 63.1 million retail subscribers, $50.0 billion in revenues and $9.4 billion in EBITDA on a pro forma basis for 2012, including Clearwire and run-rate synergies.

•                  DISH expects pro forma corporate ratings of B1/B+ with Senior Secured Credit Facilities likely rated in the BB category.

•                  $43.8 billion in net debt translates to reasonable leverage of 4.7x on a pro forma basis, including the Clearwire acquisition at $2.97 per share.

•                  The combined company will have substantial asset value, including 63.1 million retail subscribers, substantial free cash flow, significant real estate holdings, DISH satellite fleet and expansive spectrum holdings.

3.              How does this merger fit into DISH’s broader strategy?

This deal is in line with DISH’s long-stated strategic priority of providing the highest quality programming and technology with the most choices at the best value to millions of subscribers nationwide.

4.              What are the terms of the transaction?

Our proposal for a merger with Sprint includes a total consideration of $25.5 billion, consisting of $17.3 billion in cash and $8.2 billion in stock. Sprint shareholders would receive $7.00 per share, based upon DISH’s closing price on Friday, April 12, 2013. This consists of $4.76 per share in cash and 0.05953 DISH shares per Sprint share. The cash portion of our proposal represents an 18% premium over the $4.03 per share implied by the SoftBank proposal, and the equity portion represents approximately 32% ownership in the combined DISH/Sprint versus SoftBank’s proposal of a 30% interest in Sprint alone. Together this represents a 13% premium to the value of the existing SoftBank proposal.

5.              Do you anticipate any regulatory issues?

Our proposal to Sprint shareholders is superior to the SoftBank proposal financially and strategically, and will not require CFIUS regulatory review.

6.              How will the transaction be financed?

We intend to fund the $17.3 billion cash portion of the transaction using $8.2 billion of our balance sheet cash and additional debt financing. We have received a Highly Confident Letter from our financial advisor, Barclays, confirming our ability to raise the required financing.

7.              What are the synergies you expect to realize from this transaction?

This merger creates sizable cost and CAPEX savings in both operating and capital expenditures and promises extensive new revenue opportunities.

We expect the proposed combination to generate an estimated $37 billion in net present value synergies and growth opportunities.  In total, the combination will generate an estimated $1.8 billion in annual run-rate cost synergies by the third year after closing.

We expect the combined company to deliver estimated net present value cost and CAPEX synergies of $13.0 billion, including G&A, back office and corporate overhead.  $11.1 billion in G&A expense and $1.9 billion of CAPEX savings will be generated.

8.              Why is this transaction compelling for DISH’s shareholders?

Our proposal offers superior shareholder value by providing an ownership interest in a combined company that is better positioned for the future with more spectrum, products, subscribers, financial scale and new opportunities.

Leveraging the existing assets and expertise of both DISH and Sprint, we will be the only company able to offer a fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services to meet rapidly evolving customer preferences. The new company’s assets will immediately establish national cross-platform leadership and will position the company to deliver innovative services while expanding our collective subscriber base.

9.              What premium is being offered?

We are offering Sprint shareholders a total consideration of $25.5 billion, consisting of $17.3 billion in cash and $8.2 billion in stock. Sprint shareholders would receive $7.00 per share, based upon DISH’s closing price on Friday, April 12, 2013. This consists of $4.76 per share in cash and 0.05953 DISH shares per Sprint share. The cash portion of our proposal represents an 18% premium over the $4.03 per share implied by the SoftBank proposal, and the equity portion represents approximately 32% ownership in the combined DISH/Sprint versus SoftBank’s proposal of a 30% interest in Sprint alone. Together this represents a 13% premium to the value of the existing SoftBank proposal.

10.       Why is this transaction good for employees?

We are excited about the growth opportunities for our Company. Through this highly-compelling proposed merger, we will create a unique, one-of-a-kind industry leader with a game-changing position that leap-frogs the entrenched telecom and cable incumbents.

This transaction gives employees the opportunity to work for the only company that can offer customers a convenient, fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services. The combined company will have a leadership position in video, data and voice and the necessary broadband spectrum to provide customers with rich content everywhere, all the time.

11.       Why is this transaction good for customers?

We greatly value our customers and are excited to share our Company’s growth opportunities with them. Through our highly-compelling proposed merger with Sprint, we look forward to creating a unique, one-of-a-kind industry leader that can offer customers a convenient, fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services.  As a combined company with exceptional scale and efficiencies, we will be able to provide customers with a fully-integrated, universally connected, nationwide service.  Additionally, the combined national footprints and scale will allow DISH/Sprint to bring improved broadband services to millions of homes with inferior or no access to competitive broadband services.

12.       Will there be new product or service offerings?

As a result of this proposed merger, we will be better positioned to provide consumers with even better products and services.  This combination will create an industry-leading spectrum portfolio and the only company that can offer customers a fully-integrated, nationwide bundle of in- and out-of-home video, broadband and voice services. This unique, combined company will have a leadership position in video, data and voice and the necessary broadband spectrum to provide customers with rich content everywhere, all the time.

Teamed with a significant retail presence, the combined company will offer an improved value proposition with bundling and expanded product offerings.

•                  Consumers will now have access to a package of mobile video channels via high-powered 700MHz band.

•                  Greater network efficiency will allow for richer content at faster speeds and lower cost to both consumer and operator.

Leveraging DISH’s recently launched dishNET broadband internet service, the combined company will also be able to expand to a nationwide wireless broadband service.

Cautionary Statement Concerning Forward—Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012.  Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approval for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized.  The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10—K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

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